Exhibit 99.2
NEWS RELEASE

CONTACTS:    Gary S. Maier/Crystal Chang Warner
        Maier & Company, Inc.
        (310) 442-9852

HIGHWAY HOLDINGS REPORTS
FISCAL 2006 SECOND QUARTER RESULTS

--Sales Up for Quarter and Six-Month Period; Transition to Core-Business Continues--

HONG KONG — November 15, 2005 — Highway Holdings Limited (Nasdaq:HIHO) today announced financial results for its fiscal 2006 second quarter ended September 30, 2005, reflecting strength of its OEM manufacturing business and the impact of a strategic plan to downsize non-core operations -- including the systematic reduction of its camera, watch and clock production businesses.

Net sales for the quarter were $6.9 million compared with $6.4 million a year earlier. For the second quarter of fiscal 2006, the company reported a net loss of $112,000, or $0.03 per share, compared with net income of $28,000, or $0.01 per diluted share, a year ago.

For the six months of fiscal 2006, sales increased 6.9 percent to $13.4 million from $12.6 million during the corresponding period a year ago. For the same period, net income increased 14.4 percent to $428,000, or $0.12 per share, compared with $374,000, or $0.11 per diluted share, a year earlier. The net income increase for the six-month period was due to a one-time $940,000 net gain related to the sale of a portion of the company’s rights to its Kienzle trademark, previously announced and recorded in the first fiscal quarter.

“Although net sales increased slightly for the quarter and six months, results for the fiscal second quarter were significantly impacted by restructuring costs related to strategic initiatives designed to change the company’s business focus to concentrate on OEM manufacturing,” said Roland Kohl, chairman and chief executive officer of Highway Holdings.

He noted that results for the second fiscal quarter reflect the impact of downsizing its camera, clock and watch business, as well as additional operational costs to upgrade certain OEM-related operations -- including set-up costs associated with a new factory in Heyuan. Kohl added that results for the second fiscal quarter also included costs associated with the termination of the company’s clock and watch marketing business, which includes the layoff of several people in its office in Germany; increased expenses due to the appreciation of the RMB; the impact of the Euro depreciation; operational expense increases, mainly related to significant oil price and raw materials; and, increased labor costs associated with labor shortages.

Sales contributions from the company’s metal OEM manufacturing division for the fiscal 2006 second quarter amounted to $5,006,000, an increase of $572,000, or 12.9 percent, over a year ago -- representing 73 percent of the company’s total sales. Substantially all of the increase in the metal OEM manufacturing division was the result of sales from the company’s electronic OEM division, which doubled to $1.1 million from $511,000 in the same quarter a year earlier -- representing 15.5 percent of total sales. Highway Holdings noted that its total OEM manufacturing business to date represents 86.1 percent of sales, compared with 74.9 percent a year earlier - reflecting the company’s successful transition strategy to focus on its core-business.

Gross profit as a percentage of net sales for the quarter increased slightly as a result of decreasing sales derived from its low-margin camera, watch and clock operations. In addition, the company was impacted by higher manufacturing prices, due to increases in raw materials and increased wage costs, which negatively affected the metal manufacturing operations, historically the company’s highest margin operations. In addition, the revaluation of RMB also increased metal manufacturing costs. The company indicated that it was not able to pass on all of these cost increases to its customers. Gross margins will fluctuate during the balance of the current fiscal year as the company divests certain business lines and sells inventories below the normal sales price.

As anticipated, due to the company’s strategic downsizing, clock and watch sales for the quarter decreased by 40 percent to $390,000 from $655,000 last year -- representing approximately 5.7 percent of total sales. As previously announced, the company is phasing out much of its clock and watch operations. In connection with the divestiture of its clock and watch marketing operations, the company, subsequent to the end of the quarter, also sold its remaining rights to its “Kienzle” trademark for use with clock and watches, as well as its clock and watch inventory in Germany and laid off all but two of its employees at its German marketing office.

The company’s strategic downsizing initiatives also impacted sales for its camera unit, with sales decreasing by 51 percent in the second fiscal quarter to $397,000 from $804,000 a year ago -- representing 5.8 percent of total sales compared with 12.6 percent a year ago. The $397,000 in camera sales was derived from the ongoing liquidation of camera inventory and the company’s underwater camera product line, which is expected to remain after the camera unit downsizing is completed.

Selling, general and administrative expenses for the second quarter increased to $1,397,000 from $1,133,000 a year ago. The increase of the selling, general and administrative expenses mainly reflects the downsizing of products, discussed above, and the simultaneous upgrade to certain OEM-related operations, as well as lay-off expenses and increased staff wages.

As a result of the factors discussed above, the company incurred an operating loss of $195,000 for the fiscal second quarter ended September 30, 2005, compared with an operating loss of $26,000 during the same fiscal quarter last year. The company expects that its strategic restructuring activities will be substantially completed by its fiscal 2006 fourth quarter. Management indicated that it intends to sell certain assets related to its downsizing activities, with the extraordinary gain derived from such asset and inventory sales expected to more than cover any related losses. Despite the financial impact of its strategic initiatives, the company expects to improve its cash position in fiscal 2006.

The company’s balance sheet remains strong. At September 30, 2005, the company had working capital of $10.1 million compared with $9.8 million at March 31, 2005. Total shareholders’ equity improved to $13.2 million from $13.1 million last year. The company’s current ratio was 2.72:1 at September 30, 2005.

Subsequent to the end of the quarter, as announced last week and referenced above, the company sold for $1.16 million its remaining rights to the “Kienzle” trademark related to the use of the name for watches and clocks. In addition, it sold clock and watch inventories held in Germany for $200,000. These sales increased the company’s cash holdings and liquidity. The increase in cash will be partially offset by a second $0.20 per common share extraordinary dividend declared last week -- representing a combined $0.40 payout since August 2005.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies. It also manufactures finished products, such as LED Lights, radio chimes and other electronic products. Highway Holdings is headquartered in Hong Kong and operates manufacturing facilities in Shenzhen province of the People's Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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(Financial Tables Follow)

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Statement of Income
(Dollars in thousands, except per share data)
(Unaudited)

	Three Months Ended		Six Months Ended
	September 30,		September 30,
	2005	2004	2005	2004

Net sales	$6,855	$6,404	13,418	12,552
Cost of sales	5,653	5,297	10,835	9,969
Gross profit	1,202	1,107	2,583	2,583
Selling, general and administrative expenses	1,397	1,133	2,736	2,267
Operating income (loss)	(195)	(26)	(153)	316

Non-operating expense
Interest expenses	(27)	(25)	(56)	(49)
Exchange gain/ (loss), net	(58)	78	(456)	122
Interest income	13	2	23	3
Other income	159	12	1,104	48
Total non-operating income	87	67	615	124

Share of loss of affiliate	0	0	0	(1)

Net income/(loss) before taxes	(108)	41	462	439
Income taxes	(4)	(13)	(34)	(65)
Net income/(loss) before minority interest	(112)	28	428	374

Minority interest	0	0	0	0
Net income/(loss)	$(112)	$28	$428	$374

Earning/(loss) per share - basic	($0.03)	$0.01	$0.13	$0.12
Weighted average number of shares - basic	3,412	3,227	3,412	3,227
Earning/(loss) per share - diluted	($0.03)	$0.01	$0.12	$0.11
Weighted average number of shares - diluted	3,412	3,367	3,456	3,366

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Balance Sheet
(In thousands, except per share data)

	September 30,	March 31,
	2005	2005
	(Unaudited)
Current assets
Cash and cash equivalents	$5,204	$3,948
Restricted cash	965	965
Short term investment	296	296
Accounts receivable, net of doubtful accounts	4,256	5,165
Inventories	4,595	5,062
Prepaid expenses and other current assets	672	721
Total current assets	15,988	16,157

Property, plant and equipment, net	3,268	3,473
Investment and advance in affiliate	2	2
Industrial property rights	375	468

Total assets	$19,633	$20,100

Current liabilities:
Short-term borrowings	$1,083	$1,449
Current portion of long-term debt	418	409
Accounts payable	3,111	2,846
Accrual payroll and employee benefits	394	331
Accrued mould charges	246	208
Other liabilities and accrued expenses	505	945
Income tax payable	129	119
Total current liabilities	5,886	6,307

Long-term debt	395	558
Deferred income taxes	174	174
Minority interest	3	3

Shareholders’ equity:
Common shares, $0.01 par value, authorized 20,000,000 shares	35	33
Additional paid-in capital	10,048	9,820
Retained earnings	3,211	3,480
Accumulated other comprehensive income	(66)	(222)
Treasury shares, at cost-37,800 shares	(53)	(53)
Total shareholders’ equity	13,175	13,058

Total liabilities and shareholders’ equity	$19,633	$20,100